Exhibit 107

Calculation of Fee Tables

Schedule 14A

(Form Type)

Silverback Therapeutics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$328,901,510.20	(1)	0.0000927	$30,489.17	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$328,901,510.20
Total Fees Due for Filing				$30,489.17
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$30,489.17

(1)

Based on 65,193,560 shares of the common stock, 0.0001 par value per share, of Silverback Therapeutics, Inc. (“Silverback”) to be issued pursuant to the Agreement and Plan of Merger and Reorganization, dated July 21, 2022, as amended on August 11, 2022, by and among Silverback, Sabre Merger Sub, Inc. and ARS Pharmaceuticals Inc. (“ARS Pharma”), assuming an exchange ratio determined based on information as to equity ownership as of July 19, 2022, and other assumptions discussed in this proxy statement, including the assumption that, immediately following the merger, the pre-merger Silverback equity holders are expected to hold approximately 37% of the aggregate number of shares of Silverback common stock and the pre-merger ARS Pharma equity holders are expected to hold approximately 63% of the aggregate number of shares of Silverback common stock, in each case, on a fully diluted basis using the treasury stock method and excluding out-of-the-money options of Silverback and assuming Silverback’s net cash at closing is $240 million.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Calculated solely for the purpose of determining the filing fee. The maximum aggregate value was determined based upon multiplying (i) 65,193,560 shares of Silverback’s common stock (including shares to be issued in exchange for options and warrants to purchase shares of ARS Pharma capital stock) and (ii) $5.05, which is the average of high and low trading prices as reported on the Nasdaq Global Market within five business days prior to August 11, 2022.

Table 2: Fee Offset Claims and Sources

N/A